Exhibit 99.2



FOR IMMEDIATE RELEASE                   FOR FURTHER INFORMATION CONTACT:
                                        Brad Miller, Investor Relations Director
                                        Country/City Code 8862 Tel: 3518-1107
                                        brad.miller@gigamedia.com.tw

                    GIGAMEDIA: FIRST FULL-YEAR PROFIT IN 2004
                       Q4 2004 PROFIT UP 76% FROM Q3 2004

Highlights of FY04 Results

o    Consolidated revenues of US$99.8 million
o    Consolidated EBITDA(1) US$9.1 million
o    Consolidated net income US$1.7 million
o    Cash and short-term investments at year end of US$47.5 million

Highlights of 4Q04 Results

o    Consolidated revenues of US$26.6 million
o    Consolidated EBITDA(1) of US$2.9 million
o    Consolidated net income of US$1.2 million

TAIPEI, Taiwan, June 8, 2005 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM) announced today its first ever profitable year in 2004, turning around from a loss of $14.1 million in 2003 to full-year profit of $1.7 million in 2004.

The record 2004 results were driven by a strong fourth quarter in which the Company recorded a consolidated net profit of $1.2 million, a 76 percent increase quarter-over-quarter. The fourth quarter of 2004 represented an increase of $9.1 million from a loss of $7.9 million during the fourth quarter of 2003.

"In just one year, GigaMedia has climbed out of a $14 million hole. We are standing above ground now as a profitable company with strong growth prospects," stated Chief Executive Officer Arthur Wang, who assumed office at the end of 2003. "The new management team is confident in our internal restructuring plan and excited by the opportunities for growth and acquisition."

________________

(1) EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). See "Use of Non-GAAP Measures" for more details.

CONSOLIDATED FINANCIAL RESULTS

For the Full Year 2004

Financial results for 2004 benefited from GigaMedia's acquisition in April 2004 of entertainment software developer Cambridge Entertainment Software ("CES", formerly called Grand Virtual). As a result of this acquisition, financial results for 2004 and 2003 may not be comparable.


                         GIGAMEDIA FY04 CONSOLIDATED FINANCIAL RESULTS

(AUDITED FULL-YEAR               FY04                      FY03                 CHANGE
FIGURES, ALL IN US$                                                             (%)
THOUSANDS)

REVENUES                         99,819                    95,352               5
OPERATING INCOME (LOSS)          3,016                     (14,171)             NA
NET INCOME (LOSS)                1,682                     (14,095)             NA
EBITDA(A)                        9,141                     (10,081)             NA
Cash, Cash Equivalents           47,517                    64,250               -26
and Short-term Investments

(A) EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with GAAP. (See, "Use of Non-GAAP Measures," for more details.)

Consolidated revenues for 2004 increased five percent to $99.8 million from $95.4 million in 2003, primarily as a result of the acquisition of the Company's entertainment software business in 2004. Revenue contributions from the Company's entertainment software business more than offset weakness in the Company's music distribution business, which continued to be negatively impacted by a general decline in recorded music sales in Taiwan.

Consolidated net income for 2004 was $1.7 million, a turnaround of $15.8 million from a consolidated net loss of $14.1 million in 2003. Driving the increase in consolidated net income were significant contributions from the Company's entertainment software business, cost and expense controls in the Company's broadband ISP business, and inventory management and cost and expense control initiatives in GigaMedia's music distribution business.

Consolidated EBITDA for 2004 was $9.1 million, a rise of $19.2 million compared to consolidated EBITDA of negative $10.1 million for 2003. The year-over-year increase in consolidated EBITDA reflected efficiency improvements in all business units gained from ongoing internal restructuring, as well as strong contributions from GigaMedia's entertainment software business.

Cash, cash equivalents and short-term investments at the end of 2004 totaled $47.5 million.

For the Fourth Quarter

Fourth quarter 2004 results reflect the Company's adoption during the fourth quarter of Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"), as revised by the subsequent amendment, FIN 46(R). Accounting rule FIN 46(R) relates to variable interest entities and, because of the adoption of this standard, the Company has consolidated the financial results of a licensee of the Company's entertainment software business into GigaMedia's consolidated financial statements. (See, "About the Numbers in This Release.") As a result, financial results for the fourth quarter of 2004 and 2003 and the third quarter of 2004 may not be comparable.


                         GIGAMEDIA 4Q04 CONSOLIDATED FINANCIAL RESULTS

(UNAUDITED       4Q04          4Q03         CHANGE       4Q04         3Q04         CHANGE
QUARTERLY                                   (%)                                    (%)
FIGURES, ALL
IN US$
THOUSANDS)

REVENUES         26,605        24,477       9            26,605       22,001       21
OPERATING        3,166         (7,190)      NA           3,166        581          445
INCOME (LOSS)
NET INCOME       1,209         (7,856)      NA           1,209        688          76
(LOSS)
EBITDA(A)        2,899         (7,068)      NA           2,899        2,785        4

(A) EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with GAAP. (See, "Use of Non-GAAP Measures," for more details.)

Consolidated revenues for the fourth quarter of 2004 were $26.6 million, a nine percent increase from consolidated revenues of $24.5 million for the corresponding period in 2003 and an increase of 21 percent over consolidated revenues of $22.0 million for the preceding quarter. The year-over-year increase in consolidated revenues was largely due to strong contributions from the Company's entertainment software business, which offset declining contributions from GigaMedia's music distribution business.

Consolidated net income for the fourth quarter of 2004 was $1.2 million, a turnaround of $9.1 million from a consolidated net loss of $7.9 million for the same period in 2003 and an improvement of $521 thousand, or 76 percent, from consolidated net income of $688 thousand for the preceding quarter. Driving the year-over-year increase in consolidated net income were an increase in contributions from the Company's entertainment software business and inventory management and cost and expense control initiatives in GigaMedia's music distribution business.

Consolidated EBITDA for the fourth quarter of 2004 was $2.9 million, an increase of $10.0 million compared to consolidated EBITDA of negative $7.1 million for the same period in 2003 and an improvement of $114 thousand, or four percent, over the previous quarter. Increases in consolidated EBITDA reflected strong contributions from the Company's entertainment software business and efficiency improvements in all business units.

BUSINESS UNIT RESULTS

MUSIC DISTRIBUTION BUSINESS

(UNAUDITED, IN US$         4Q04         4Q03         CHANGE    4Q04         3Q04        CHANGE
THOUSANDS)                                           (%)                                (%)

REVENUES                   14,537       19,272       -25       14,537       14,441      1
OPERATING INCOME (LOSS)    1,265        (3,993)      NA        1,265        (225)       NA
NET INCOME (LOSS) (A)      1,339        (4,575)      NA        1,339        (200)       NA

(A) Net income includes amounts attributable to minority interests. Minority shareholders own a 41.42 percent interest in G-music.

Improved performance in the music distribution business in the fourth quarter resulted from management's efforts throughout 2004 to improve inventory management and reduce associated costs. Rollout of an all store point-of-sale system has strengthened management's ability to manage inventory of the music chains and accurately monitor and analyze sales. As a result, GigaMedia has obtained better and more flexible product distribution arrangements with major music labels. The Company also benefited during the fourth quarter from lower fixed costs as a result of sharing store space at select locations with popular entertainment and service businesses targeting similar clientele. During the quarter, the Company closed two underperforming stores.

Net income for the fourth quarter of 2004 was $1.3 million, an improvement of $1.5 million over a net loss of $200 thousand in the previous quarter and a turnaround of $5.9 million from a loss of $4.6 million in the same period of 2003. The Company's inventory management initiatives have led to an increased level of returnable inventory and lowered inventory provisions. A reversal of inventory provisioning reflecting the lowered level of required inventory provisioning, together with other cost initiatives, contributed to the increase in net income during the period.

Despite the significant improvements achieved in the financial performance of the music distribution business, the overall market remains in a secular downtrend. Consumers continue to shift to digital music distribution, and piracy remains a serious challenge, posing significant challenges to the business in 2005.

BROADBAND ISP BUSINESS

(UNAUDITED, IN US$ THOUSANDS)   4Q04       4Q03        CHANGE     4Q04       3Q04       CHANGE
                                                       (%)                              (%)

REVENUES(A)                     5,251      5,205       1          5,251      5,571      -6
OPERATING INCOME (LOSS)(A)      285        (2,541)     NA         285        858        -67
NET INCOME (LOSS)(A)            (630)      (2,767)     NA         (630)      1,011      NA

(A) In quarterly and annual releases before the second quarter of 2004, GigaMedia included corporate headquarters expenses and certain other items in the broadband ISP business unit results. In the table above, all such amounts have been excluded for the current and past periods. All numbers are presented on a consistent basis.

In the fourth quarter, management continued to focus on retaining subscribers in the consumer broadband ISP business and growing GigaMedia's higher-margin corporate broadband ISP business segment. The Company's consumer broadband ISP business launched several initiatives in the fourth quarter, including retention programs featuring more flexible payment options and upgrade programs to move ADSL subscribers to higher specification broadband products. Sales benefited from the development of a new sales channel during the period, in which the Company bundled ADSL service with select hardware sold by a popular Taiwanese consumer electronics retailer. The number of subscribers in the Company's consumer broadband ISP business during the quarter ended December 31, 2004 decreased slightly compared to the third quarter of 2004 to approximately 95,000, with blended average revenue per subscriber up slightly compared to the third quarter of 2004 at approximately $12.40 per month.

Initiatives in the Company's corporate broadband business targeted growing bandwidth demand, leading to improved performance from the business unit during the fourth quarter. Bandwidth provided per line increased during the fourth quarter, resulting in higher ARPU. In addition, during the same period GigaMedia grew total bandwidth provided to other broadband system operators.

Net loss was $630 thousand in the fourth quarter of 2004, versus net income of $1.0 million for the third quarter of 2004. Net loss in the fourth quarter of 2004 decreased by $2.1 million compared to a loss of $2.8 million for the same period in 2003. The year-over-year decline in revenues reflected a slight decrease in subscribers during the period. The quarter-over-quarter variation in operating income was largely attributable to certain items recorded during the third quarter, including a reversal of certain compensation expenses, which resulted from implementation of an employee stock option program, and technology consulting income recorded in connection with the integration of GigaMedia's entertainment software business. The sequential decline in revenues also contributed to the quarter-over-quarter variation in operating income. During the fourth quarter, the broadband ISP business also recorded a non-operating loss from an impairment of marketable securities and investment income from the sales of marketable securities. The net effect of such impairment and sales of marketable securities was a loss of approximately $1.3 million.

ENTERTAINMENT SOFTWARE BUSINESS

(UNAUDITED, IN US$        4Q04        3Q03        CHANGE     4Q04         3Q04        CHANGE
THOUSANDS)                                        (%)                                 (%)

REVENUES(A)               6,838       NA          NA         6,838        2,236       NA
OPERATING INCOME          1,839       NA          NA         1,839        45          NA
(LOSS)(A)
NET INCOME (LOSS) (A)     2,061       NA          NA         2,061        50          NA


(A) Includes contributions from Ultra Internet Media ("UIM") as a result of the adoption of FIN 46(R). (See, "About the Numbers in This Release.") Net income includes amounts attributable to minority interests.


The Company's entertainment software business unit delivered increased profitability and made significant contributions to GigaMedia's financial results during the fourth quarter. Adoption of FIN 46(R) resulted in an increase in revenues during the fourth quarter and the reclassification of certain intangible assets to goodwill, which lowered amortization expenses. Increases in operating and net income were also attributable to a quarter-over-quarter decrease in restructuring charges related to the acquisition of the entertainment software business unit, and to revenue growth, primarily driven by new game software launched during the period in the online casino vertical. In addition, results of the entertainment software business were favorably impacted by seasonality, as the winter months are traditionally the peak period of online play. During the fourth quarter, the entertainment software business released four new casino-based games and continued marketing of a multi-player, online poker product launched in the third quarter of 2004 targeting non-English-speaking markets. The Company also recently launched a multi-table poker product for tournament play.

Overall market growth in online gaming remains strong, with attractive global growth opportunities in both online casino games and online poker. As a result, GigaMedia will continue to invest in this business unit in 2005 to scale up operations, better capture market opportunities and capitalize on the high margins inherent in the entertainment software development business.

BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of June 8, 2005. Given potential changes in economic conditions and consumer spending, fluctuations in Taiwan's recorded music market, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company's 2003 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Management believes the Company's entertainment software business is well positioned to benefit from a rapidly growing global online gaming market and achieve significant long-term growth. We expect growth from the Company's entertainment software business will offset the challenges we face; namely, the secular downtrend of the music distribution market and strong competition in the broadband ISP market.

Based on improvements gained to date from internal restructuring and our long-term growth plans, we are highly confident in our ability to deliver continued improvement in the Company's 2005 financials and increasing shareholder value.

USE OF NON-GAAP MEASURES

Management believes that EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A reconciliation to the GAAP equivalent of the non - GAAP measure is provided on the attached unaudited financial statements.

ABOUT THE NUMBERS IN THIS RELEASE

All full-year figures referred to in the text, tables and attachments to this release are audited; all quarterly and segmental figures are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

GigaMedia's segmental financial results are based on the Company's method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated financial results of the Company for the fourth quarter and full year 2004 may differ from totals of the Company's segmental financial results for the same period due to (1) certain inter-company eliminations and (2) the impact of the Company's corporate headquarters and certain non-operating subsidiaries of GigaMedia on the Company's consolidated financial results. In previous quarterly and annual releases, GigaMedia included corporate headquarters expenses and certain other items in the broadband ISP business unit results. All such amounts have been excluded in this press release for the current and past periods. All numbers pertaining to the broadband ISP business are presented on a consistent basis.

During the fourth quarter, the Company adopted FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company has conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia's entertainment software developer CES. Accordingly, the Company has incorporated the results of UIM into the Company's consolidated financial statements, resulting in certain adjustments to GigaMedia's consolidated financial results and the financial results of the Company's entertainment software business recorded during the second and third quarters of 2004. All such adjustments were recorded during the fourth quarter of 2004 as part of the Company's year-end adjustments. All results referred to in this press release reflect the Company's adoption of FIN 46(R). FIN 46(R) had no adverse impact on the Company's results of operations or financial position in 2004.

CONFERENCE CALL AND WEBCAST

GigaMedia will hold a conference call at 9 p.m. Taipei/Hong Kong Time on June 8, 2005, which is 9 a.m. Eastern Daylight Time on June 8, 2005 in the U.S., to discuss the Company's fourth-quarter and full-year performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN's individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

ABOUT GIGAMEDIA

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary KBT provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services, including the global online gaming market. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2004.

                                      # # #


                               (Tables to follow)
================================================================================

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                Three months ended               Twelve months ended
                                                      12/31/2004    9/30/2004    12/31/2003   12/31/2004      12/31/2003
                                                      ----------    ---------    ----------   ----------      ----------
                                                       unaudited    unaudited     unaudited     audited         audited
                                                      ----------    ---------    ----------   ----------      ----------
                                                          USD          USD           USD          USD             USD
                                                      ----------    ---------    ----------   ----------      ----------
OPERATING REVENUES

Access revenues                                         5,139,619    5,231,738     5,053,354   20,960,543      18,828,956
Sales/rental                                           14,259,213   14,122,377    18,855,378   65,593,927      74,389,753
Software licensing &
  online entertainment revenue                          6,817,436    2,235,953             0   11,433,803               0
Advertising & promotional revenues                        304,812      333,466       463,313    1,500,742       1,595,764
Subscription revenues                                      55,524       60,903        73,839      248,387               0
Other revenues                                             28,060       16,988        31,566       81,491         537,941
                                                       ----------   ----------    ----------   ----------     -----------
Total operating revenues                               26,604,663   22,001,425    24,477,450   99,818,895      95,352,414

COSTS AND EXPENSES
Operating cost                                          4,319,699    3,836,567     8,174,712   15,585,850      19,676,859
Cost of sales/rental/installation                       9,706,946   11,406,583    16,192,793   52,627,489      65,238,269
Product development & engineering expenses              1,666,529      244,005       326,833    2,512,921       1,211,419
Selling and marketing expenses                          6,912,153    3,371,684     3,544,606   17,629,980      14,529,654
General and administrative expenses                       586,629    2,561,990     2,546,217    8,199,498       7,973,208
Bad debt expenses                                         246,818            0       144,324      246,818         155,878
Impairment loss on goodwill                                                  0       738,060            0         738,060
Other costs                                                     0            0             0            0               0
                                                       ----------   ----------    ----------   ----------     -----------
Total costs and expenses                               23,438,773   21,420,829    31,667,545   96,802,555     109,523,347
                                                       ----------   ----------    ----------   ----------     -----------
Gain (Loss) from operations                             3,165,890      580,596    (7,190,095)   3,016,340     (14,170,933)
                                                       ----------   ----------    ----------   ----------      ----------
NON-OPERATING INCOME (EXPENSE)
Interest income                                            67,844        8,193       100,044      169,947         419,018
Foreign exchange gain (loss) - net                       (389,478)      35,883        60,631     (896,294)       (722,935)
Investment income                                         512,919        8,623       130,154    1,230,410         487,985
Gain (loss) on disposal of property,
  plant & equipment                                       (59,599)     (27,824)     (763,565)    (105,769)       (846,142)
Interest expense                                           (5,000)        (238)         (115)      (6,663)        (36,263)
Other-than-temporary impairment on
  marketable securities                                (1,832,808)                (1,701,163)  (1,832,808)     (1,701,163)
Other non-operating income (expense)                      333,248       (1,250)     (254,438)     508,893        (509,150)
                                                       ----------   ----------    ----------   ----------     -----------
Non-operating income (expense)                         (1,372,875)      23,388    (2,428,452)    (932,284)     (2,908,650)
Income tax expense                                       (137,461)      (1,626)      140,301      (79,490)        141,843
Minority interest income (loss)                           721,261      (82,784)   (1,902,943)     481,973      (3,126,729)
                                                       ----------   ----------    ----------   ----------     -----------
Net income (loss)                                       1,209,214      688,393    (7,855,905)   1,681,574     (14,094,697)
                                                       ==========   ==========    ==========   ==========     ===========
Net income (loss) per common share                           0.02         0.01         (0.16)        0.03           (0.28)
                                                       ----------   ----------    ----------   ----------     -----------
Average shares outstanding                             50,154,000   50,154,000    50,154,000   50,154,000      50,154,000
                                                       ----------   ----------    ----------   ----------     -----------
                                                RECONCILIATION OF NET INCOME TO EBITDA
Net income (loss)                                       1,209,214      688,393    (7,855,905)   1,681,574     (14,094,697)
Minority interest income (loss)                           721,261      (82,784)   (1,902,943)     481,973      (3,126,729)
Depreciation                                            1,180,140    1,183,895     1,319,577    4,675,139       4,670,549
Amortization                                              (11,325)   1,004,791     1,330,970    2,545,545       2,710,344
Interest (income) expense                                 (62,843)      (7,955)      (99,929)    (163,284)       (382,755)
Tax                                                      (137,461)      (1,626)      140,301      (79,490)        141,843
                                                       ----------   ----------    ----------   ----------     -----------
EBITDA                                                  2,898,986    2,784,714    (7,067,929)   9,141,456     (10,081,445)


                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET


                                                             12/31/2004          9/30/2004              12/31/2003
                                                             ----------          ---------              ----------
                                                               audited           unaudited                audited
                                                             ----------          ---------              ----------
                                                                 USD                USD                     USD
                                                             ----------          ---------              ----------
ASSETS
Current assets
Cash and cash equivalents                                     13,232,637         10,093,622               35,293,911
Short-term investments                                        34,284,178         34,874,600               28,956,284
Accounts receivable                                            5,838,483          5,828,519                4,093,324
Receivables from related parties                                 128,452                  0                  603,196
Inventories - net                                             10,488,252          7,146,223                4,803,809
Prepaid expenses                                                 678,500          1,147,636                1,367,646
Restricted cash                                                1,506,467             32,372                1,925,494
Other current assets                                           1,569,195          3,013,841                  665,438
                                                             -----------        -----------              -----------
Total current assets                                          67,726,165         62,136,813               77,709,102

Investment                                                     2,892,574          1,939,543               15,259,979
Property, plant & equipment - net                             15,055,518         15,225,216               15,636,009
Goodwill                                                      29,607,283         15,992,681                        0
Intangible assets - net                                        8,372,144         19,565,130                6,199,099
Other assets                                                   2,323,616          3,051,751                4,988,020
                                                             -----------        -----------              -----------
Total assets                                                 125,977,299        117,911,134              119,792,210
                                                             ===========        ===========              ===========

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term loans                                                 283,822                  0
Notes and accounts payable                                    14,001,522         15,281,970               16,787,852
Payables to related parties                                       51,133                  0                  407,215
Accrued compensation                                           1,654,939          1,325,548                1,418,214
Accrued expenses                                               3,346,440          3,223,716                3,255,365
Other current liabilities                                      3,902,073          4,114,190                2,241,968
                                                             -----------        -----------              -----------
Total current liabilities                                     23,239,929         23,945,424               24,110,616
Other liabilities                                              2,499,869          2,089,748                1,797,598
                                                             -----------        -----------              -----------
Total liabilities                                             25,739,798         26,035,172               25,908,214

Minority interests                                             4,266,837          3,050,153                3,521,367

SHAREHOLDERS' EQUITY                                          95,970,665         88,825,809               90,362,629
                                                             -----------        -----------              -----------
Total liabilities & shareholders' equity                     125,977,299        117,911,134              119,792,210
                                                             -----------        -----------              -----------
